SECURITIES AND EXCHANGE COMMISSION
Washington,  B.C.  20549

FORM 15

Certification and Notice of Termination of Registration under
Seccion 12 (g) of the Securities Exchange Act. of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d)  of the Securities Exchange Act' of 1934

Commission File Number: 0-5418
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Walker Financial Corporation
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(Exact name of registrant as specified in its charter)

990 Stewart Avenue, Suite 650,
GardenCity, New York 11530
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(Address of principal executive offices)

(516)  832-7000
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(Registrant's Telephone Number, including Area Code)

Common stock, par value $0.0001 per share
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(Title of each class of securities covered by this Form)

none
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d)  remains)

    Please place an ✓ in the box (es) ro "designate the appropriate rule provision(s)  relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1)(i) ☑	Rule 12h-3(b) (1) (ii) ☐
Rule 12g-4{a)(1)(ii) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3 (b) (.2) (ii) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 15d-6 ☐
Rule 12h-3(b)(I)(i) ☐

    Approximate number of holders of record as of the certification or notice date:  144 shareholders of record as of January 31, 2010.

       Pursuant to the requirements of the Securities Exchange Acc of 1934, Walker Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 1, 2010 WALKER FINANCIAL CORPORATION
By:	/s/ Mitchell S. Segal
Mitchell S. Segal
Chief Executive Officer